 Iron Horse Acquisitions Corp.

P.O. Box 2506

Toluca Lake, California 91610

December 21, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon

RE: Iron Horse Acquisitions Corp. (the “Company”)

Registration Statement on Form S-1, File No: 333-275076

(the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Eastern Time, on December 26, 2023, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Iron Horse Acquisitions Corp.

By:	/s/ Jose Antonio Bengochea
Name: Jose Antonio Bengochea
Title: Chief Executive Officer